Exhibit 17.2

January 23, 2022

Board of Directors

Velodyne Lidar, Inc.

5521 Hellyer Avenue

San Jose, CA 95138

To the Board of Directors;

Velodyne is within days of the shareholder meeting on January 26th to approve the merger with Ouster. On November 4th I signed a Support Agreement (Annex E of the merger proxy) and have honored my obligations therein to vote for the merger. While I fully support the concept of the merger and its objectives, I have serious reservations which have emerged since signing the support agreement and hope the company will rectify these deficiencies prior to the shareholder vote. Between signing the Support Agreement and the shareholder meeting many things happen, many decisions are made, and much is learned, some of which are not public. I have expressed my issues and concerns regarding these decisions to no avail. I have done my best to explain these issues within the legal limitations and constraints I am under.

However, knowing what I know now and what has transpired since November 4th I cannot in good conscience provide a tacit show of support, given the concerns I have outlined below. The company has expressed that there was unanimous board support for the merger. While certainly true at the time, I will leave it to the Company to determine if my concerns, require that statement to be updated. As a director and shareholder, I can rest assured that I have done absolutely everything possible to make my concerns known to the board, management and our outside advisors.

I have significant and substantial disagreements with the board and management; in particular regarding the current merger documentation and disclosure. My concerns and issues on documentation and disclosure deficiencies have become more pronounced following the completion, filing and distribution of the merger proxy. Since I signed our support agreement eleven weeks ago a great deal has happened to heighten my concern regarding the merger proxy, in particular concerns about the sufficiency of the January 12th 8-K. These issues of concern largely center around the following (Note: I use the term New Ouster to refer to the post-merger company):

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Merger Proxy: Disclosure Process: I have made various suggestion to this end regarding our merger proxy; however, those recommendations were not taken and thus in my opinion our disclosure falls short of my standards. I believe there are deficiencies in the background section, risk factors, the financial outlook, governance and regarding the Velodyne warrants. An update to the merger proxy is standard and the board was provided a draft 8-K update with no notice on January 12th when we had a dense agenda for a board meeting that day and other issues to attend to. We were not even given 24 hours before it was filed and thus no real chance to comment. In an effort to submit my comments, which were not being attended to by internal legal, I earlier spoke to outside counsel as well, to record some of my concerns. While the 8-K references 11 stockholder demand letters of draft complaints and multiple lawsuits complaining of disclosure deficiencies, I do not feel that my comments, as an Independent Director, were properly taken into account. Therefore, for the reasons below I am concerned the merger proxy, as distributed and updated in the 8-K, is not complete in its disclosure.

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Merger Proxy: Non Disclosure of New Ouster Directors: On Friday December 2nd Velodyne had a meeting of the Board of Directors. As part of the agenda the Velodyne nominees to serve on the New Ouster board were motioned, seconded and approved in a board vote. However, despite the date of the merger proxy being December 8th, the record date being December 13th, the merger proxy mailing beginning December 14th and the recent 8-K filing of January 12th I am not aware that the names of the nominees to the New Ouster Board of Directors from either Velodyne or Ouster have been disclosed in the ensuing seven weeks.

In my opinion it is unconscionable to expect shareholders to vote on a merger without the knowledge as to who are their representatives on the board, in particular when this has been known and decided almost two months ago. If somewhere I am not aware of, these nominees have been disclosed, I retract this complaint, however, if these names have not been disclosed there is no excuse and no vote should take place until all shareholders have had ample opportunity to study who their representatives will be on the board of New Ouster.

Assuming these persons have not been disclosed, this is a major deficiency because we are thus asking our Shareholders to approve a merger with eight board members, of which only two have been disclosed, leaving shareholders unclear who the other 75% of their board representatives will be. Those names, which are already decided, should be disclosed, including how they were selected, and if they meet the requirements as set out in the merger agreement (Annex A: Merger Agreement).

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Merger Proxy: Audit Committee Requirements: The Agreement and Plan of Merger (Merger Proxy: Annex A, Page 4) stipulates that of the four Velodyne nominees to the New Ouster board, two are required to meet the NYSE qualifications to participate on the Audit Committee. The current CEO of Velodyne will become the Executive Chairman of New Ouster and thus does not meet the independence test. The current Chairman of the Velodyne Audit Committee has extensive financial literacy and Audit Committee experience and fully meets all NYSE requirements to both serve and chair an Audit Committee. The remaining two nominees do not, in my opinion, meet the NYSE requirements for financial literacy. As I recruited both for the board and in discussing committee assignments both indicated they were not qualified for Audit Committee responsibilities. While one of the two was recently put on the Audit Committee of Velodyne, the company is a NASDAQ, not NYSE listed company. I would also note that while this requirement was in the Agreement and Plan of Merger, this requirement was not noted anywhere else in the merger proxy and thus could easily be missed.

I am also not aware of any board approved exemption or judgement made by the board in terms of the NYSE financial literacy requirements. The Audit Committee members will be exceptionally important following the merger as a myriad of accounting policies will need to be harmonized and the highest levels of financial literacy will be required. As such I do not believe that the nominees meet this requirement nor has the board specifically affirmed this for the merger. With the merger vote days away, this is a serious deficiency.

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Merger Proxy: Veracity of Financials: Another area of concern I have had is the financial veracity of Ousters financials and projections. On August 4th Ouster announced their second quarter results. As part of those results Ouster lowered their fully year revenue guidance to $40 to $55 million. Their prior guidance was $65 to $85 million. That is a decline of as much as 53% which is highly material. As we are now three weeks into the new year an investor should have more information as to the year-end financial results, for both companies.

We know this information now for both ourselves and Ouster yet have not disclosed this material information to the public. In my opinion this information should be known to any investor contemplating voting on this merger given it is readily available, and should have been provided already. Of course, these numbers would be unaudited, and no comfort will be provided, which is an issue in itself. However, to provide to investors no indication of the fourth quarter and full year after such a major change in guidance, and that we are in possession of these numbers, does not comport with how I view complete and full disclosure.

•	Merger Proxy: Ouster Debt:

No Proxy Disclosure of the Updated Loan Amount: Ouster has $40 million of very expensive debt outstanding it has incurred this year, $20 million of it in the fourth quarter. As the Consolidated Balance Sheet is of September 30th, 2021 this additional $20 million is not disclosed there, nor have I seen any further disclosures in the proxy or the 8-K. While disclosed as a subsequent event in the Ouster 10-Q this seems to me to be a material fact and should be disclosed prominently as part of the merger documents.

Also, in a 40-year investment banking career I have never been a proponent of such an early-stage, negative cash-flow company, taking on such a substantial amount of highly expensive debt. It is a recipe for disaster. As of September 30th 2022, Ouster had $133.2 million of cash on the balance sheet. Their total debt of $40 million represents 30% of that cash balance, clearly a material amount.

No Proxy Disclosure of Liquidity Covenant: In early November Ouster filed an 8-K amendment to their loan agreement with Hercules in which they added a “minimum liquidity financial covenant whereby Ouster must maintain at least $60 million of cash in deposit accounts that are subject to an account control agreement in favor of Hercules”. I could not find any mention of this in the merger proxy nor do I recall this ever being discussed, nor would I have ever agreed to this for New Ouster. This provision requires New Ouster to keep $60 million of cash in an account under the control of Hercules. This is equal to 150% of the loan itself, akmost half of all Ouster’s cash, and 30% of the anticipated cash of the New Ouster. This reduces cash runway almost 30% from $220 million to $160 million. With an anticipated quarterly burn-rate of $25-30 million per quarter this significantly reduces the runway and increases the risk of a going concern issue next year. I do not recall this being discussed in the context of the negative impact on our cash runway.

No Agreement on Debt Reduction: I am strongly of the opinion that it should have been agreed as part of the Agreement and Plan of Merger to retire this expensive debt, with its $60 million liquidity reserve, immediately upon completion of the merger. Aside from tying up significant capital, I estimate that the interest expense on the debt will be in excess of $5 million per year. To me, this is an absurdly high interest and dead-capital burden for a company with as high a burn-rate and capital needs as New Ouster will have in 2023, as synergies and cost reductions are phased in. This restriction on capital, debt cost and the prepayment penalty, does not strike me as properly disclosed or considered.

The full amount of the Ouster debt, the expected interest expense, and the $60 million liquidity reserve for Hercules should be disclosed clearly in the merger proxy, and not just incorporated by reference. The repayment of this debt, with penalty, will be the concern of the New Ouster board, a board whose names have not been disclosed yet. At a minimum this debt should be disclosed, extinguished and perhaps replaced with convertible debt, yet there is no assurance of this, nor knowledge of who will make this decision by investors.

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Merger Proxy: Unfair Treatment of Velodyne Warrant Holders: Velodyne has a series of publicly traded warrants outstanding under the ticker VLDRW. For months I have warned that these warrant holders, of which I am one, were being treated “unfairly” in the merger. While technically following the language of the Warrant Agreement, the Velodyne warrant situation is completely unprecedented, and in the context of the merger, warrant holder value has been, and will further be, unfairly destroyed.

As evidence of this, the market price of the Velodyne warrants has fallen approximately 40% since the close on November 4th, the last day of trading prior to the merger’s announcement. What makes this so striking and obvious is that Velodyne’s underlying common shares have increased in price significantly while the warrant values have plummeted. For example, on December 5th Velodyne’s common shares closed at $1.18 up 33% from November 4th’s pre-announcement close, however, Velodyne’s warrants closed down 16% from the same date. Common up 33%, warrants down 16%. Not fair.

Why? It is because post-merger the Velodyne warrants will be trading side-be-side with the Ouster warrants, with different ticker symbols. Both will be exercisable into the same common shares, but the Velodyne warrant terms are vastly worse. Consider, the strike rate on the Velodyne warrants will be $14.02 versus Ouster’s $11.50, and the Velodyne warrant will be exchangeable into only 62% of a New Ouster common share, while the Ouster warrant will be exercisable into 100% of a New Ouster share. Therefore, post-merger Velodyne public warrant holders will have a worse strike rate that is 22% higher and will be exercisable into 38% less of a share. This is why, in my view, the Velodyne warrant holders are being treated unfairly.

But there is more. I have clearly shown above how the Velodyne warrant will be worth significantly less than the Ouster warrant. In the recent past Velodyne’s warrants have traded as much as 4.5 times higher than the price of the Ouster warrants, and now it are going to be valued at a discount to the Ouster warrants.

In the merger proxy you will nowhere find the new strike rate of $14.02 nor will you find the Exercise ratio of 0.6153. You will only find words on how to do the calculation. Why not show the calculations we have spent so much time discussing? Our warrant holders have not been informed and the calculations which may seem easy, are not. Even our Chairwoman wasn’t able to do the strike rate adjustment correctly, was wrong directionally, and in its impact.

Our warrant holders are not generally aware of the impending changes the merger will bring to their warrants and we should educate and inform them. However, the management and the board have steadfastly refused to even request a NoBo list from Broadridge in order to be aware of who our warrant holders are. I even offered to pay for it. Given our high retail shareholder base it is likely our warrant holders are not even aware of the terms as they were not provided a merger proxy. It is not right that our warrant holders are treated in this unfair fashion as the warrant holders were the largest source of cash in the history of the company.

As President, CFO and a Director of GRAF which created the warrants in GRAF’s IPO, and now as an Independent Director of Velodyne I am of the firm contention that it is in the interests of the company, that will require additional capital in the future, to treat all our public security holders with fairness, and they are not, in my opinion. This is particularly true given the unprecedented situation this merger creates for our warrant holders. You have heard this is standard and conventional, but our situation is completely unique. Investors have long memories, and New Ouster may find it has handicapped future capital raises by the treatment of the Velodyne warrant holders.

My personal equity position is greater than all the independent directors combined. Additionally, I have invested more personal economic capital (ie cash) into Velodyne than the entire board and senior management team combined. I own common shares and warrants and have never sold a common share or a warrant. My losses are painful as are those of other shareholders and I have done my very best to help the company prepare for a future I believe in. My economic interests are perfectly aligned with our shareholders and thus I have been disappointed at the lack of respect for the concerns I have expressed on behalf of our security holders.

Respectfully

Michael Dee